UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

GroupBy Acquisition

On February 11, 2025, Rezolve AI Limited (the “Company”) entered into a Purchase Agreement (the “Purchase Agreement”), by and among the Company, GroupBy Inc., an Ontario, Canada corporation (“GroupBy”), GroupBy International Ltd., an Ontario, Canada corporation (“GroupBy International” and together with GroupBy, the “Target Companies” and each a “Target Company”) and Fortis Advisors LLC, a Delaware limited liability company, as the representative of the sellers party thereto (the “Sellers”), pursuant to which the Company agreed to purchase, and the Sellers agreed to sell, the entire issued and to be issued share capital of each of GroupBy and GroupBy International (the “Acquisition”). As a result of the Acquisition, the Company will acquire GroupBy, GroupBy International, GroupBy USA Inc., and GroupBy UK Ltd (the “Acquired Companies” and each an “Acquired Company”).

As consideration for the Acquisition, the Company will issue an aggregate of 3,999,902 of its ordinary shares to the Sellers to be delivered at the closing of the transactions contemplated by the Purchase Agreement (the “Consideration Shares”).

The Purchase Agreement contains customary representations, warranties, and covenants. The Purchase Agreement also contains conditions to the completion of the Acquisition, including, but not limited to, the delivery of, in a form satisfactory to the Company, (i) a new employment agreement between GroupBy and an employee; (ii) a new consulting agreement between GroupBy and a consultant; (iii) restrictive covenant agreements pursuant to which certain persons will agree to certain restrictive covenants (iii) lock-up agreements pursuant to which certain persons will agree to lock-up their Consideration Shares for a certain period of time;(iv) evidence the Acquired Companies have amended or paid off certain debt obligations; and (v) evidence of cancellation of any and all options and warrants to which any Acquired Company is a party. There are no assurances that the parties will satisfy all of the conditions to the Acquisiton.

The parties expect to complete the Acquisition as soon as practicable following the satisfaction or waiver of the conditions to the Acquisition.

The description of the Purchase Agreement and the transactions contemplated thereby are not complete and are subject to, and qualified in their entirety by reference to, the actual agreement, a copy of which is furnished as exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein. The Purchase Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Rezolve or the Acquired Companies. In particular, the assertions embodied in the representations and warranties in the Purchase Agreement were made as of the date of the Purchase Agreement or other specified date, were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Purchase Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Purchase Agreement are not necessarily characterizations of the actual state of facts about Rezolve or the Acquired Companies at the time they were made or otherwise and should only be read in conjunction with the other information that Rezolve makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission (“SEC”). In addition, the representations, warranties, covenants and agreements and other terms of the Purchase Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Rezolve’s public disclosures.

On February 13, 2025, the Company issued a press release announcing the Acquisition. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

On February 14, 2025, the Company issued a press release announcing confirming the Company will close the Acquisition. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

Bluedot Acquisition

As previously disclosed, on February 4, 2025, the Company entered into a purchase agreement, by and between the Company and DBLP Sea Cow Ltd, a limited company organized under the laws of the Seychelles (“DBLP”), pursuant to which the Company agreed to purchase, and DBLP agreed to sell, the entire issued and to be issued share capital of each of Bluedot Industries, Inc., a Delaware corporation, and Bluedot Industries Pty. Ltd., an Australian proprietary limited company registered in Victoria on 7 December 2013 with Australian Company Number 165 206 566 (the "Bluedot Acquisition").

On February 20, 2025, the Company closed the Bluedot Acquisition. As consideration for the Bluedot Acquisition, the Company issued 819,736 ordinary shares of the Company in a private placement to DBLP.

DBLP is is a related party and is wholly legally owned by Daniel Wagner and beneficially owned by John Wagner. Both Daniel Wagner and John Wagner are directors of DBLP.

Exhibit No.	Description
10.1	Purchase Agreement, dated February 11, 2025, by and among Rezolve AI Limited, GroupBy Inc, GroupBy International Ltd. and Fortis Advisors LLC, as representative of the sellers party thereto.
99.1	Press Release, dated February 13, 2025
99.2	Press Release, dated February 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 21, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman